ARCELOR MITTAL REPORTS

FIRST QUARTER 2007 RESULTS

Luxembourg / Rotterdam, May 16, 2007 – Mittal Steel Company N.V. (referred to as “Arcelor Mittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three months ended March 31, 2007.

Q107 highlights:

•	Strong results above guidance

•	Q107 EBITDA of $4.3 billion – higher than guidance due to accelerated synergy generation

•	$2.7 billion cash provided by operating activities in Q107 and strong net debt reduction in Q107 of $1.7 billion over Q406

•	Integration going well - on track to deliver synergies as planned – synergies of $573 million captured

Q107 highlights (on the basis of IFRS, amounts in US$ and Euros1 ):

(US dollars in millions except earnings per share and shipments data)

Results	US Dollars
	Q1 2007 Actual	Q4 2006 Pro forma	Q1 2006 Pro forma
Shipments (Million MT)[2]	27.0	26.7	27.9
Sales	24,476	23,203	20,874
EBITDA[3]	4,346	4,118	3,300
Operating income	3,455	3,243	2,504
Net income	2,250	2,371	1,603
Basic earnings per share	$1.62	$1.71	$1.16

(Euros in millions except earnings per share and shipments data)

Results	Euros[1]
	Q1 2007 Actual	Q4 2006 Pro forma	Q1 2006 Pro forma
Shipments (Million MT)[2]	27.0	26.7	27.9
Sales	18,675	17,997	17,357
EBITDA[3]	3,316	3,194	2,744
Operating income	2,636	2,515	2,082
Net income	1,717	1,839	1,333
Basic earnings per share	€1.24	€1.33	€0.96
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3106, 1.2893 and 1.2026 for Q1 2007, Q4 2006 and Q1 2006, respectively.

2.	Some inter-company shipments are not eliminated.
3.	EBITDA is defined as operating income plus depreciation.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in IAS 34, Interim Financial Reporting. Unless otherwise noted the numbers in this press release have not been audited.

Commenting, Lakshmi N. Mittal, President and CEO, Arcelor Mittal, said:

“Arcelor Mittal has delivered a strong set of numbers for the first quarter with EBITDA of US$4.3 billion, higher than guidance. These results reflect the strength of Arcelor Mittal’s global business model and the continuing strong demand for steel generally. The benefits of combining Arcelor and Mittal Steel continue to outperform our expectations and we are on track to deliver synergies as planned.

Looking forward, we expect EBITDA in the second quarter to be higher than in the first, largely due to improved performance in Flat Carbon Americas, Long Carbon and AACIS. Our unique geographic and product diversification ideally positions us to continue to deliver consistent results against the current positive underlying dynamics.”

FIRST QUARTER 2007 NEWS CONFERENCE

Arcelor Mittal management will host a news conference:

Date: Wednesday, May 16th 2007

Time: 6.00 am New York Time / 11.00 am London Time / 12.00 pm CET

The dial in number:

International number:    +44 207 0705 579

UK:    0207 0705 579

USA:  +1 866 432 7186

Replay Numbers:

International number:    +44 208 196 1998

UK:    0208 196 1998

USA:  +1 866 5831035

Access Code for each language on the replay:

English 069434

Spanish 181439

French 414790

The news conference will be available via a live video webcast on www.arcelormittal.com. It will take place in Luxembourg, 19, avenue de la Liberté.

FIRST QUARTER 2007 EARNINGS ANALYST CONFERENCE CALL

Additionally, Arcelor Mittal management will host a conference call for members of the investment community to discuss the first quarter 2007 financial performance of Arcelor Mittal at 9.30am New York time / 2.30pm London time / 3.30pm CET on Wednesday, May 16th 2007. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International:  +44 208 3222 638

UK:  0208 3222 638

USA:  +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819):

International: +44 208 196 1998

UK:  0208 196 1998

USA:  +1 866 443 7118

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor Mittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Arcelor Mittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Arcelor Mittal including Mittal Steel’s Annual Report on Form 20-F filed with the SEC. Arcelor Mittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information

This document constitutes neither an offer to acquire Arcelor Brasil S.A. securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States.

The offer to acquire shares in Arcelor Brasil S.A. (the “Offer”) will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil will only be allowed to participate in the Offer if such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

Additional Information

In connection with the proposed merger of Mittal Steel Company N.V. (“Mittal Steel”) with ArcelorMittal (a wholly owned subsidiary of Mittal Steel), and the subsequent merger of ArcelorMittal with Arcelor, Mittal Steel, ArcelorMittal and Arcelor will file important documents with the relevant securities regulatory authorities, including the filing with the U.S. Securities and Exchange Commission of registration statements that will each include a proxy statement/prospectus. Each proxy statement/prospectus will contain important information about the relevant merger and related matters, and Mittal Steel, ArcelorMittal and Arcelor will make public such proxy statement/prospectus and mail the proxy statement/prospectus to the relevant U.S. shareholders. Investors and security holders are urged to read each proxy statement/prospectus, and any other relevant documents filed with the relevant securities regulatory authorities, when they become available and before making any investment decision. You will be able to obtain a free copy of each proxy statement/prospectus (when available) and other related documents filed with the SEC by Mittal Steel, ArcelorMittal and Arcelor at the SEC’s web site at www.sec.gov and from Mittal Steel, ArcelorMittal and Arcelor at www.arcelormittal.com.

ENQUIRIES:

Contact information Arcelor Mittal Investor Relations Continental Europe +352 4792 2414 UK/Asia/Africa +44 207 543 1172 Americas +1 312 899 3569 Retail +352 4792 2434 Bonds/Credit +33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Belgium		France
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Sandra Luneau	+33 1 71 92 00 58
Maitland Consultancy:		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397

ARCELOR MITTAL FIRST QUARTER 2007 RESULTS

– PRO FORMA COMPARISON

Arcelor Mittal, the world’s largest and most global steel company, today announced results for the three months ended March 31, 2007.

Pro-forma presentation

The pro forma results for 2006 include the results of the following acquisitions as if such acquisitions took place on January 1, 2006:

•	the acquisition of Arcelor on August 1, 2006; and
•	the acquisition of certain subsidiaries of Stelco on January 30, 2006.

Furthermore, the results of Arcelor include the following significant acquisitions as if such acquisitions took place on January 1, 2006:

•	the acquisition of Sonasid on June 1, 2006; and
•	the acquisition of Dofasco on March 1, 2006.

Results for the three months ended March 31, 2007 versus pro forma results for the three months ended December 31, 2006 and three months ended March 31, 2006

Arcelor Mittal net income for the three months ended March 31, 2007, was $2.3 billion, or $1.62 per share, as compared with pro forma net income of $2.4 billion, or $1.71 per share, for the three months ended December 31, 2006, and $1.6 billion, or $1.16 per share, for the three months ended March 31, 2006.

Sales and operating income for the three months ended March 31, 2007, were $24.5 billion and $3.5 billion, respectively, as compared with sales and pro forma operating income of $23.2 billion and $3.2 billion, respectively, for the three months ended December 31, 2006. Pro forma sales and operating income for the three months ended March 31, 2006, were $20.9 billion and $2.5 billion, respectively.

Total steel shipments for the three months ended March 31, 2007, were 27.0 million metric tonnes as compared with steel shipments of 26.7 million metric tonnes for the three months ended December 31, 2006 and pro forma steel shipments of 27.9 million metric tonnes for the three months ended March 31, 2006.

Depreciation for the three months ended March 31, 2007, increased to $891 million as compared with pro forma depreciation of $875 million for the three months ended December 31, 2006 and $796 million for the three months ended March 31, 2006.

Income from equity method investments for the three months ended March 31, 2007, was $154 million as compared with pro forma income from equity method investments of $163 million for the three months ended December 31, 2006 and $110 million for the three months ended March 31, 2006.

Net financing costs for the three months ended March 31, 2007, were $10 million as compared with pro forma income of $4 million for the three months ended December 31, 2006 and pro forma expense of $681 million for the three months ended March 31, 2006. Pro forma net financing costs for the three months ended December 31, 2006, primarily included a gain relating to a Canadian dollar swap, foreign exchange, certain financial instruments partly offset by the conversion cost of Arcelor OCEANEs (convertible bonds). Net financing costs for the three months ended March 31, 2007, primarily include gains relating to certain financial instruments, foreign exchange and a gain relating to a Canadian dollar swap.

Income tax expense for the three months ended March 31, 2007, increased to $934 million as compared with pro forma tax expense of $642 million for the three months ended December 31, 2006. The effective tax rate for the three months ended March 31, 2007, was 25.8% as compared with 18.6% for the three months ended December 31, 2006. The pro forma income tax expense for the three months ended December 31, 2006, included the tax benefit of the utilization of certain net operating losses. The pro forma income tax expense for the three months ended March 31, 2006 was $33 million, with an effective tax rate of 1.7%.

Minority interest for the three months ended March 31, 2007, was $436 million as compared with pro forma minority interest of $443 million for the three months ended December 31, 2006 and $305 million for the three months ended March 31, 2006.

Analysis of operations Q107 v Q406 pro forma1

Flat Carbon Americas

Total steel shipments in the Flat Carbon Americas segment were lower at 6.6 million metric tonnes for the three months ended March 31, 2007, as compared with steel shipments of 6.7 million metric tonnes for the three months ended December 31, 2006.

Sales were flat at $5.1 billion for the three months ended March 31, 2007, as compared with sales for the three months ended December 31, 2006.

Operating income was $584 million for the three months ended March 31, 2007, as compared with pro forma operating income of $632 million for the three months ended December 31, 2006.

Operating results for the three months ended March 31, 2007, as compared with the three months ended December 31, 2006, were impacted primarily by lower shipments due to weaker market demand. Average steel selling prices were flat.

Flat Carbon Europe

Total steel shipments in the Flat Carbon Europe segment were higher at 8.7 million metric tonnes for the three months ended March 31, 2007, as compared with steel shipments of 8.4 million metric tonnes for the three months ended December 31, 2006.

1 The 2006 segmental information has been reallocated to conform to the 2007 allocation.

Sales were higher at $8.2 billion for the three months ended March 31, 2007, as compared with sales of $7.6 billion for the three months ended December 31, 2006.

Operating income increased to $1.1 billion for the three months ended March 31, 2007, as compared with pro forma operating income of $755 million for the three months ended December 31, 2006.

Operating results for the three months ended March 31, 2007, as compared to the three months ended December 31, 2006, increased due to improved volumes and average steel selling prices, which were offset partly by higher input costs.

Long Carbon Americas and Europe

Total steel shipments in the Long Carbon Americas and Europe segment were marginally higher at 6.2 million metric tonnes for the three months ended March 31, 2007, as compared with steel shipments of 6.1 million metric tonnes for the three months ended December 31, 2006.

Sales were higher at $5.5 billion for the three months ended March 31, 2007, as compared with sales of $5.0 billion for the three months ended December 31, 2006.

Operating income was higher at $947 million for the three months ended March 31, 2007, as compared with pro forma operating income of $879 million for the three months ended December 31, 2006.

Operating results for the three months ended March 31, 2007, as compared with the three months ended December 31, 2006, increased due to slightly higher volumes and average steel selling prices.

Asia Africa and CIS (“AACIS”)

Total steel shipments in the AACIS segment were higher at 5.1 million metric tonnes for the three months ended March 31, 2007, as compared with steel shipments of 4.9 million metric tonnes for the three months ended December 31, 2006.

Sales were higher at $4.0 billion for the three months ended March 31, 2007, as compared with sales of $3.8 billion for the three months ended December 31, 2006.

Operating income was marginally higher at $744 million for the three months ended March 31, 2007, as compared with pro forma operating income of $727 million for the three months ended December 31, 2006.

Operating results for three months ended March 31, 2007, as compared to the three months ended December 31, 2006, increased due to higher volumes and average steel selling prices, which were partly offset by higher input costs.

Stainless Steel

Total steel shipments in the Stainless Steel segment were lower at 498 thousand metric tonnes for the three months ended March 31, 2007, as compared with steel shipments of 543 thousand metric tonnes for the three months ended December 31, 2006.

Sales were higher at $2.3 billion for the three months ended March 31, 2007, as compared with sales of $2.2 billion for the three months ended December 31, 2006.

Operating income was higher at $373 million for the three months ended March 31, 2007, as compared with pro forma operating income of $344 million for the three months ended December 31, 2006.

Operating results for the Stainless Steel segment improved for the three months ended March 31, 2007, as compared to the three months ended December 31, 2006, primarily due to higher average steel selling prices driven by a steep increase in nickel prices, offset in part by increased input costs and lower volumes.

AM3S2

Total steel shipments in the AM3S segment were higher at 3.8 million metric tonnes in the three months ended March 31, 2007, as compared with steel shipments of 3.7 million metric tonnes for the three months ended December 31, 2006.

Sales in the AM3S segment were higher at $3.4 billion for the three months ended March 31, 2007, as compared with sales of $3.3 billion for the three months ended December 31, 2006.

Operating income decreased marginally to $121 million for the three months ended March 31, 2007, as compared with pro forma operating income of $128 million for three months ended December 31, 2006.

Liquidity and Capital Resources

Arcelor Mittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of March 31, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $8.3 billion as compared to $6.1 billion at December 31, 2006. Net debt, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, was reduced by $1.7 billion to $18.8 billion as compared to December 31, 2006.

In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $9.6 billion at March 31, 2007, as compared with $9.0 billion at December 31, 2006.

2 The shipments for the AM3S segment, which are mainly inter-company, are not consolidated in the total shipments of the combined company and are eliminated.

Changes in working capital resulted in the use of cash during the three months ended March 31, 2007, of $653 million compared to cash generated from changes in working capital of $1.0 billion for the three months ended December 31, 2006.

For the three months ended March 31, 2007, net cash provided by operating activities was $2.7 billion, as compared with $4.3 billion for the three months ended December 31, 2006.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchange shareholders of record on February 27, 2007, and to New York Stock Exchange shareholders of record on March 2, 2007.

Capital expenditures during the three months ended March 31, 2007, were $988 million as compared with $1.6 billion for the three months ended December 31, 2006.

On April 27, 2007, Standard & Poor’s Ratings Services revised its outlook on Arcelor Mittal to positive from stable. At the same time, the “BBB” long-term corporate credit rating on Arcelor Mittal was affirmed.

Recent Developments

•

On April 20, 2007, Arcelor Mittal finalized the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero, for an enterprise value of $1.4 billion, following all required approvals of the transaction, including by US and Mexican competition authorities.

•

On April 19, 2007, Arcelor Mittal employee representatives and management agreed on the principle of a new combined European Works Council (EWC). This new agreement replaces the EWC agreements that previously existed in both Mittal Steel Company N.V. and Arcelor S.A. prior to the merger and represents a major additional step in the integration process of Arcelor Mittal. The new Arcelor Mittal EWC will be representing over 130,000 employees within the European Union 27.

•

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Arcelor Mittal’s acquisition of Arcelor, Arcelor Mittal was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Arcelor Mittal. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders is to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Arcelor Mittal that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and will close on June 4, 2007. The consideration to be offered per Arcelor Brasil share is R$11.70 in cash and 0.3568 Arcelor Mittal class A common shares, subject to certain adjustments. As of April 26, 2007, the total value offered per Arcelor Brasil share would be €18.27 ($24.90). Tendering Arcelor Brasil shareholders may also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents. On the basis of the closing price for Arcelor Mittal’s shares on the New York Stock Exchange on April 26, 2007, the maximum amount of cash that may be paid by Arcelor Mittal will be approximately €3.8 billion ($5.3 billion) (assuming 100% acceptance of the cash option). The maximum number of Arcelor Mittal class A common shares that may be issued will be approximately 76 million shares, representing 5% of the share capital of Arcelor Mittal on a diluted basis (assuming 100% acceptance of the mixed consideration option).

Outlook for Second Quarter 2007

The Company expects second quarter 2007 EBITDA to be higher than that in the first quarter3. The Company expects overall shipment levels to be higher than Q107 levels by approximately 3-5%. The profitability of the Flat Carbon Americas division is expected to improve. Long Carbon Americas and Europe profitability is expected to continue to improve due to strong market conditions. AACIS profitability is expected to improve due to increase in volumes. The profitability of the Flat Carbon Europe and AM3S division is expected to remain stable. The profitability of the Stainless Steel division is expected to decline. The Company expects an effective tax rate of approximately 25% for the year.

[3]	No quantitative EBITDA guidance is provided due to the pending regulatory filings in connection with the Mittal Steel/Arcelor merger process.

ARCELOR MITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

Balance sheets	ACTUAL	ACTUAL
	March 31,	December 31,
In millions of US dollars	2007	2006[1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$ 8,277	$ 6,146
Trade accounts receivable – net	10,318	8,769
Inventories	19,319	19,238
Prepaid expenses and other current assets	5,838	5,209
Total Current Assets	43,752	39,362

Goodwill and intangible assets	10,720	10,782
Property, plant and equipment	54,351	54,696
Investments in affiliates and joint ventures	4,058	3,492

Deferred tax assets	1,563	1,670
Other assets	2,340	2,164
Total Assets	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Payable to banks and current portion of long-term debt	$ 5,829	$ 4,922

Trade accounts payable	10,909	10,717
Accrued expenses and other current liabilities	10,061	8,921
Total Current Liabilities	26,799	24,560

Long-term debt, net of current portion	21,200	21,645
Deferred tax liabilities	7,419	7,274
Other long-term obligations and deferred employee benefits	8,182	8,496
Total Liabilities	63,600	61,975

Total Shareholders’ Equity	44,642	42,127
Minority Interest	8,542	8,064
Total Equity	53,184	50,191
Total Liabilities and Shareholders’ Equity	$116,784	$112,166

1. Amounts are derived from the Company’s audited financial statements for the year ended December 31, 2006

ARCELOR MITTAL UNAUDITED CONSOLIDATED

STATEMENTS OF INCOME

	Three Months Ended
In millions of US dollars, except shares, per share, employee and shipment data	March 31, 2007	December 31, 2006	March 31, 2006
	Actual	Pro forma	Pro forma
STATEMENTS OF INCOME DATA

Sales	$24,476	$23,203	$20,874
Depreciation	891	875	796
Operating Income	3,455	3,243	2,504
Operating Margin %	14.1%	14.0%	12.0%

Other income (expense) - net	21	46	8
Income from equity method investments	154	163	110
Financing costs - net	(10)	4	(681)
Income before taxes and minority interest	3,620	3,456	1,941
Income tax expense	934	642	33
Income before minority interest	2,686	2,814	1,908
Minority interest	(436)	(443)	(305)
Net income	$2,250	$2,371	$1,603

Basic earnings per common share	$1.62	$1.71	$1.16
Diluted earnings per common share	1.62	1.71	1.16
Weighted average common shares outstanding (in millions)[1]	1,386	1,385	1,384
Diluted weighted average common shares outstanding (in millions)	1,388	1,387	1,386

EBITDA[2]	$4,346	$4,118	$3,300
EBITDA Margin %	17.8%	17.7%	15.8%

OTHER INFORMATION
Total shipments of steel products[3] (Million metric tonnes)	27.0	26.7	27.9
Employees (in thousands)	316	320	330

1. The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.

2. EBITDA is defined as operating income plus depreciation.

3. Some inter-company shipments are not eliminated.

ARCELOR MITTAL UNAUDITED CONSOLIDATED

STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended
	March 31, 2007	December 31, 2006	March 31, 2006
	Actual	Pro forma	Pro forma
Operating activities:
Net Income	$2,250	$2,371	$1,603
Adjustments to reconcile net income to net cash provided by operations:
Minority interests	436	443	305
Depreciation	891	875	796
Others	(274)	(456)	(251)
Changes in operating assets and liabilities, net of effects from acquisition	(653)	1,034	(1,143)
Net cash provided by operating activities	2,650	4,267	1,310
Investing activities:
Purchase of property, plant and equipment	(988)	(1,633)	(937)
Other investing activities (net)	862	(43)	(378)
Net cash used in investing activities	(126)	(1,676)	(1,315)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	15	(2,292)	1,125
Dividends paid	(514)	(210)	(185)
Other financing activities (net)	46	(42)	(4)
Net cash provided by (used) in financing activities	(453)	(2,544)	936
Net increase in cash and cash equivalents	2,071	47	931
Effect of exchange rate changes on cash	67	241	259
Change in cash and cash equivalents	$2,138	$288	$1,190

Appendix 1 - First Quarter 2007

Key financial and operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S
Financial Information

Sales	$5,107	$8,174	$5,488	$4,035	$2,331	$3,366

Depreciation	228	281	141	132	56	27

Operating income	584	1,072	947	744	373	121

Operating margin (as a percentage of sales)	11.4%	13.1%	17.3%	18.4%	16.0%	3.6%

EBITDA	812	1,353	1,088	876	429	148

EBITDA margin (as a percentage of sales)	15.9%	16.6%	19.8%	21.7%	18.4%	4.4%

Capital expenditure	318	314	181	105	36	25

Operational Information

Crude Steel Production (Thousand MT)	7,539	9,963	5,962	5,281	613	-

Steel Shipments (Thousand MT)	6,597	8,653	6,169	5,117	498	3,775

Employees	36,062	68,981	51,006	133,305	11,481	11,798
•	EBITDA is defined as operating income plus depreciation.
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units
•	Some inter segment and intra segment sales have not been eliminated.
•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated.

The 2006 segmental information has been reallocated to conform to the 2007 allocation.

Appendix 2 - Quarter 1 2007

Shipment by geographical location

Amounts in thousand tonnes	Shipments

FCA:	6,597
North America[1]	5,404
South America	1,193
FCE:	8,653
Europe	8,653
LC:	6,169
North America	763
South America	1,259
Europe	4,147
AACIS:	5,117
Africa	2,107
Asia, CIS & Other	3,010
Stainless Steel:	498

1 Includes shipments from Mexico

•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated in group total

MITTAL STEEL COMPANY N.V. FIRST QUARTER 2007 RESULTS

May 16, 2007 – Mittal Steel Company N.V. (referred to as “Arcelor Mittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three months ended March 31, 2007.

Q107 Highlights:

•	Strong results above guidance

•	EPS has increased by 86% over Q106

•	$2.7 billion cash provided by operating activities in Q107 and strong net debt reduction in Q107 of $1.7 billion over Q406

•	Integration going well - on track to deliver synergies as planned – synergies of $573 million captured

Q107 Highlights (on the basis of IFRS, amounts in US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

	US Dollars
Results	Q1 2007	Q4 2006	Q1 2006
Shipments (million MT)[2]	27.0	26.7	14.1
Sales	24,476	23,203	8,430
EBITDA[3]	4,346	3,495	1,309
Operating income	3,455	2,630	952
Net income	2,250	1,917	610
Basic earnings per share	$1.62	$1.38	$0.87

(Euros in millions except earnings per share and shipments data)

	Euros[1]
Results	Q1 2007	Q4 2006	Q1 2006
Shipments (million MT)[2]	27.0	26.7	14.1
Sales	18,675	17,997	7,010
EBITDA [3]	3,316	2,711	1,088
Operating income	2,636	2,040	792
Net income	1,717	1,487	507
Basic earnings per share	€1.24	€1.07	€0.72
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3106, 1.2893 and 1.2026 for Q1 2007, Q4 2006 and Q1 2006, respectively.
2.	Some inter-company shipments are not eliminated.
3.	EBITDA is defined as operating income plus depreciation.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in IAS 34, Interim Financial Reporting. Unless otherwise noted the numbers in this press release have not been audited.

MITTAL STEEL COMPANY N.V. FIRST QUARTER 2007 RESULTS

Net income for the three months ended March 31, 2007, was $2.3 billion, or $1.62 per share, as compared with net income of $1.9 billion, or $1.38 per share, for the three months ended December 31, 2006.

Consolidated sales and operating income for the three months ended March 31, 2007, were $24.5 billion and $3.5 billion, respectively, as compared with $23.2 billion and $2.6 billion, respectively, for the three months ended December 31, 2006.

Total steel shipments for the three months ended March 31, 2007, were 27.0 million metric tonnes as compared with 26.7 million metric tonnes for the three months ended December 31, 2006.

Analysis of operations for Q107 v Q106

During 2006, the Company’s operations have undergone major changes, primarily following the merger with Arcelor which has been consolidated from August 1, 2006, and therefore, the Q107 and Q106 results are not comparable.

Sales for the three months ended March 31, 2007, were $24.5 billion as compared with $8.4 billion for the three months ended March 31, 2006.

Depreciation for the three months ended March 31, 2007, was $891 million as compared with $357 million for the three months ended March 31, 2006.

Operating income for the three months ended March 31, 2007, increased to $3.5 billion as compared with $952 million for the three months ended March 31, 2006.

Income from equity method investments for the three months ended March 31, 2007, was $154 million as compared with $25 million for the three months ended March 31, 2006.

Net financing cost for the three months ended March 31, 2007, was $10 million as compared with $175 million for the three months ended March 31, 2006.

Income tax expense for the three months ended March 31, 2007, was $934 million as compared with $117 million for the three months ended March 31, 2006. The effective tax rate for the three months ended March 31, 2007, was 25.8% as compared with 14.5% for the three months ended March 31, 2006.

Net income for the three months ended March 31, 2007, was $2.3 billion as compared with $610 million for the three months ended March 31, 2006.

Analysis of operations for Q107 v Q406

Sales for the three months ended March 31, 2007, were $24.5 billion as compared with $23.2 billion for the three months ended December 31, 2006.

Depreciation for the three months ended March 31, 2007, was $891 million as compared with $865 million for the three months ended December 31, 2006.

Operating income for the three months ended March 31, 2007, increased to $3.5 billion as compared with $2.6 billion for the three months ended December 31, 2006.

Income from equity method investments for the three months ended March 31, 2007, was $154 million as compared with $163 million for the three months ended December 31, 2006.

Net financing cost for the three months ended March 31, 2007, was $10 million as compared with $179 million for the three months ended December 31, 2006.

Income tax expense for the three months ended March 31, 2007, was $934 million as compared with $377 million for the three months ended December 31, 2006. The effective tax rate for the three months ended March 31, 2007, was 25.8% as compared with 14.2% for the three months ended December 31, 2006.

Minority interest during the three months ended March 31, 2007, was $436 million as compared with $366 million for the three months ended December 31, 2006.

Net income for the three months ended March 31, 2007, increased to $2.3 billion as compared with $1.9 billion for the three months ended December 31, 2006.

Liquidity and Capital Resources

Arcelor Mittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of March 31, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $8.3 billion as compared with $6.1 billion at December 31, 2006. Net debt, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, was reduced by $1.7 billion to $18.8 billion as compared to December 31, 2006.

In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $9.6 billion at March 31, 2007, as compared with $9.0 billion at December 31, 2006.

Changes in working capital resulted in the use of cash during the three months ended March 31, 2007 of $653 million compared to cash generated from changes in working capital of $1.9 billion for the three months ended December 31, 2006.

For the three months ended March 31, 2007, net cash provided by operating activities was $2.7 billion, as compared with $4.3 billion for the three months ended December 31, 2006.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchange shareholders of record on February 27, 2007, and to New York Stock Exchange shareholders of record on March 2, 2007.

Capital expenditures during the three months ended March 31, 2007, were $988 million as compared with $1.6 billion for the three months ended December 31, 2006.

On April 27, 2007, Standard & Poor’s Ratings Services revised its outlook on Arcelor Mittal to positive from stable. At the same time, the “BBB” long-term corporate credit rating on Arcelor Mittal was affirmed.

Recent Developments

•

On April 20, 2007, Arcelor Mittal finalized the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero, for an enterprise value of $1.4 billion, following all required approvals of the transaction, including by US and Mexican competition authorities.

•

On April 19, 2007, Arcelor Mittal employee representatives and management agreed on the principle of a new combined European Works Council (EWC). This new agreement replaces the EWC agreements that previously existed in both Mittal Steel Company N.V. and Arcelor S.A. prior to the merger and represents a major additional step in the integration process of Arcelor Mittal. The new Arcelor Mittal EWC will be representing over 130,000 employees within the European Union 27.

•

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Arcelor Mittal’s acquisition of Arcelor, Arcelor Mittal was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Arcelor Mittal. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders is to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Arcelor Mittal that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and will close on June 4, 2007. The consideration to be offered per Arcelor Brasil share is R$11.70 in cash and 0.3568 Arcelor Mittal class A common shares, subject to certain adjustments. As of April 26, 2007, the total value offered per Arcelor Brasil share would be €18.27 ($24.90). Tendering Arcelor Brasil shareholders may also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents. On the basis of the closing price for Arcelor Mittal’s shares on the New York Stock Exchange on April 26, 2007, the maximum amount of cash that may be paid by Arcelor Mittal will be approximately €3.8 billion ($5.3 billion) (assuming 100% acceptance of the cash option). The maximum number of Arcelor Mittal class A common shares that may be issued will be approximately 76 million shares, representing 5% of the share capital of Arcelor Mittal on a diluted basis (assuming 100% acceptance of the mixed consideration option).

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	December 31,
In millions of US dollars	2007	2006[1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$8,277	$6,146
Trade accounts receivable – net	10,318	8,769
Inventories	19,319	19,238
Prepaid expenses and other current assets	5,838	5,209
Total Current Assets	43,752	39,362

Goodwill and intangible assets	10,720	10,782
Property, plant and equipment –net	54,351	54,696
Investments in affiliates and joint ventures	4,058	3,492

Deferred tax assets	1,563	1,670
Other assets	2,340	2,164
Total Assets	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$5,829	$4,922
Trade accounts payable	10,909	10,717
Accrued expenses and other current liabilities	10,061	8,921
Total Current Liabilities	26,799	24,560

Long-term debt, net of current portion	21,200	21,645
Deferred tax liabilities	7,419	7,274
Other long-term obligations and deferred employee benefits	8,182	8,496
Total Liabilities	63,600	61,975

Total Shareholders’ Equity	44,642	42,127
Minority Interest	8,542	8,064
Total Equity	53,184	50,191
Total Liabilities and Shareholders’ Equity	$116,784	$112,166

1 Amounts are derived from the Company’s audited financial statements for the year ended December 31, 2006

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

	Three Months Ended
In millions of US dollars, except shares, per share and shipment data	March 31, 2007	December 31, 2006	March 31, 2006
STATEMENT OF INCOME

Sales	$ 24,476	$ 23,203	$8,430
Depreciation	891	865	357
Operating income	3,455	2,630	952
Operating margin %	14.1%	11.3%	11.3%

Other income (expense) – net	21	46	7
Income from equity method investments	154	163	25

Financing costs - net	(10)	(179)	(175)
Income before taxes and minority interest	3,620	2,660	809

Income tax expense	934	377	117
Income before minority interest	2,686	2,283	692
Minority interest	(436)	(366)	(82)
Net income	$2,250	$ 1,917	$610
Basic earnings per common share	$1.62	$1.38	$0.87
Diluted earnings per common share	1.62	1.38	0.86
Weighted average common shares outstanding (in millions)	1,386	1,385	704
Diluted weighted average common shares outstanding (in millions)	1,388	1,387	706

OTHER INFORMATION
Total shipments of steel products[1] (Millions of metric tonnes)	27.0	26.7	14.1

1.	Some inter-company shipments are not eliminated

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED

STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended
	March 31, 2007	December 31, 2006	March 31, 2006
Operating activities:
Net Income	2,250	1,917	610
Adjustments to reconcile net income to net cash provided by operations:
Minority interests	436	366	82
Depreciation	891	865	357
Others	(274)	(785)	(207)
Changes in operating assets and liabilities, net of effects from acquisition	(653)	1,904	(454)
Net cash provided by operating activities	$2,650	$4,267	$388
Investing activities:
Purchase of property, plant and equipment	(988)	(1,633)	(263)
Acquisition of net assets of subsidiaries, net of cash acquired	862	(43)	(15)
Net cash used in investing activities	(126)	(1,676)	(278)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	15	(2,292)	7
Dividends paid	(514)	(210)	(136)
Other financing activities (net)	46	(42)	-
Net cash provided by (used in) financing activities	(453)	(2,544)	(129)
Net increase (decrease) in cash and cash equivalents	2,071	47	(19)
Effect of exchange rate changes on cash	67	241	35
Cash and cash equivalents:
At the beginning of the period	6,020	5,732	2,035
At the end of the period	$8,158	$6,020	$2,051